SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 27, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations (55 61) 415-1140 ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations (55 61) 415-1378 cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
Publicly Held Company
Corporate Taxpayers’ Registry 76.535.764/0001-43
Board of Trade53 3 0000622 9

MATERIAL FACT

The purpose of this material fact announcement is to clarify some issues concerning the Trust settled by Brasil Telecom S.A. (“BrT” or “Company”) and, as required by the President of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) through the decision conveyed by OFÍCIO/CVM/SEP/GEA-2/no 286/04, to disclose some of its main characteristics.

Since 2000 the Company has sought ways to ascertain its rights - mainly its recoverable indemnity rights –resulting from the well-known CRT acquisition and PCS auction episodes, among others, initially through understandings with the parties involved and after 2001, by means of the appropriate legal proceedings, including those referred to in the material fact announcements published by the Company on April 02 and 17 of that year.

In the year 2003, in the midst of a growing conflict involving the stakeholders of the companies that, directly or indirectly, are part of the shareholding structure of BrT – worsened by the increasingly opened attempt to takeover its control, the consummation of which could have hindered the normal development of the abovementioned legal proceedings, with new and irreparable damages to the Company -, its management, being aware of its legal duty to act diligently, decided to seek a legitimate way to isolate those disputes and protect the important underlying rights thereby pursued.

With that in view and advised by its local and foreign legal consultants, the Company decided to settle a Trust under U.S. Law (“Trust”), as its entire management is aware, naming as trustee Mr. Roberto Mangabeira Unger, a renown and respected Harvard professor, highly recognized in the political and academic fields.

Such a contract, named Irrevocable Trust Agreement and Declaration, was entered into on September 05, 2003, pursuant to the laws of the State of Massachusetts, U.S.A., a traditional trust jurisdiction. The Trust deed was signed by the Company in Brasília, place of its headquarter, and by the trustee in Boston, U.S.A., where he resides, and was later presented to the American Consulate in Rio de Janeiro for due effect.

As referred to in the Trust deed, the following are the subject of the Trust (1) Ação Ordinária filed by Brasil Telecom S.A. against Telecom Italia International N.V. and Telecom Itália S.p.A. (lawsuit 2001.001.040559-9) before the 22nd Civil Court of Rio de Janeiro – filed on April 17, 2001; (2) Ação Ordinária filed by Brasil Telecom S.A. against Carmelo Furci and Marco Girardi (lawsuit 2001.001.042611-6) before the 22nd Civil Court of Rio de Janeiro, filed on May 25, 2001; (3) Ação Ordinária filed by Brasil Telecom S.A. against Caixa de Previdência dos Funcionários do Banco do Brasil - Previ, Petros - Fundação Petrobrás de Seguridade Social and Fundação Embratel de Seguridade Social - Telos (lawsuit 2003.001.056900-0) before the 22nd Civil Court of Rio de Janeiro, filed on May 23, 2003; and (4) any other legal actions, proceedings or associated rights to which the Company is party of or to which the Company may become entitled and arising out of the same general facts or circumstances that are the subject of the claims described above.

The trustee, Mr. Roberto Mangabeira Unger, given the rights entrusted to him, has broad instrumental powers to protect BrT in such manner and time that, in his discretion, best suit the interests of the Company, sole beneficiary of the Trust. His role, however, is limited to fiduciary duties related to his position as trustee and by the Brazilian civil proceeding legislation, given the litigating nature of the claims subject to the Trust. The trustee is liable vis-à-vis third parties if he acts illicitly and causes them damage.

The Trust is directed exclusively to the Company’s interests. As referred to above, its main objective is to isolate such disputes, including the legal proceedings against some of its main investors, from the conduct of the Company’s business, as well as legitimately prevent potential harm to rights over which rests inexorable shareholders´conflict.

From these peculiar circumstances the result: (i) the cautionary nature of the Trust and the need for it to be irrevocable, so as to prevent any irregular interference by the defendants in the matters subject to the Trust, considering they are in evident state of conflict given the fact that they own, indirect equity participation in the Company, and also, (ii) the fact that CVC/Opportunity Equity Partners Administradora de Recursos Ltda. shall have the power to remove the trustee and that it can do so at any time as it thinks fit to be in the best corporate interest of the Company, for instance, in cases of breach of trust, dishonesty or negligence of the trustee.

The election of a foreign arrangement such as the Trust does not affect its full effectiveness in Brazil, given the fact that there is no violation of the national public order.

At last, the Company stresses its confidence on Mr. Roberto Mangabeira Unger and reiterates the willingness to seek a consensual solution to the matters subject to the Trust.

Brasília, July 26, 2004.

Carla Cico
Chief Investor Relations Officer
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer